Exhibit 99.1

Kayne Anderson Real Estate Advisors to Acquire KKR-Backed Sentio Healthcare Properties
in an $825 Million Transaction

Portfolio of 34 Assets Represents a Geographically Diverse Set of
Senior Housing and Medical Office Buildings

BOCA RATON, FL and ORLANDO, FL – May 4, 2017 – Kayne Anderson Real Estate Advisors (“KAREA”), the real estate private equity arm of Kayne Anderson Capital Advisors, L.P., Sentio Healthcare Properties, Inc. (“Sentio” or the “REIT”), Sentio Investments, LLC (the “Advisor” or “Sentio Investments”) and KKR (NYSE: KKR) today announced a definitive merger agreement under which affiliates of KAREA will acquire Sentio by way of merger. Under the terms of the agreement, which was unanimously approved by the board of directors of Sentio, KAREA will acquire all of the outstanding shares of Sentio in an all-cash transaction based on an estimated total asset value of $825 million.

Sentio is a public, non-listed real estate investment trust, externally advised by Sentio Investments, with a portfolio of 34 properties including senior housing communities and medical office buildings in 16 states across the U.S. Under the terms of the agreement, Sentio stockholders will receive: (i) no less than $14.37 per share in cash at the closing of the merger; (ii) up to an additional $0.55 per share in cash at the closing of the merger based upon final pricing calculations; and (iii) one contingent value right for each share of common stock of Sentio held. The contingent value right represents a proportionate interest in up to an additional $8.76 million (subject to certain increases under the terms of the agreement) that could be released at the end of three years subject to reduction as a result of certain indemnification rights of KAREA under the merger agreement. Should the maximum amount of funds in the escrow be released to the stockholders, the result would be up to an additional $0.29 per share in cash. The resulting range of total cash consideration to the stockholders is between $14.37 and $15.21 per share (subject to certain increases under the terms of the merger agreement). Sentio’s current estimate of the amount payable per share of common stock at closing is $14.65 per share. The amount to be received at the closing of the merger will be set by KAREA and Sentio two business days prior to the special stockholder meeting called to approve the proposed merger transaction.

“This exceptional outcome for our stockholders would not have been possible without our operating partners delivering outstanding resident and patient care each day in our communities. We have always viewed that as the key to strong results in this industry,” said John Mark Ramsey, CEO of the REIT and the Advisor. “This transaction validates the board’s goal of optimizing stockholder value by establishing a unique partnership between our operating partners, Sentio Investments, and KKR, an industry leading global investment firm. KKR’s partnership, along with their industry and capital markets expertise, has been a valuable asset to the Company and its stockholders.”

"The addition of the high-quality Sentio assets further solidifies KAREA’s position as one of the largest owners of healthcare real estate with a strong composition of premier assets,” said David Selznick, Chief Investment Officer of KAREA. “This acquisition represents a compelling opportunity for KAREA to create value through property renovations, facility expansions and other operational enhancements. We are pleased to be building off of the success that Sentio has had with the portfolio and its operators, and believe that this transaction will enable us to continue to generate best-in-class returns for our investors.”

“We have been fortunate for the opportunity to support John Mark and his impressive team at Sentio over the last four years, and we are proud of the results. Sentio and its talented operating partners have delivered high quality care to thousands of American seniors, allowing the Company to triple in size and achieve outsized shareholder returns since our 2013 commitment. And we are pleased to be leaving the Company and its communities on even stronger footing, under the highly capable stewardship of Kayne Anderson,” said Billy Butcher, Member of KKR.

Approvals and Timing

Completion of the transaction is subject to the approval of the Sentio stockholders and satisfaction of various closing conditions. The transaction is currently expected to close in the third quarter of 2017.

Pending the closing of the merger, Sentio expects to continue to declare and pay customary common and preferred stock dividends and distributions through the actual closing date of the merger.

Advisors

Citigroup Global Markets Inc. and Holliday Fenoglio Fowler, L.P. acted as financial advisors to KAREA, Hogan Lovells US LLP acted as corporate legal advisor and Greenberg Traurig, LLP acted as real estate legal advisor. Robert A. Stanger & Co., Inc. and UBS Investment Bank acted as financial advisors to Sentio. Latham & Watkins LLP, Foley & Lardner LLP and DLA Piper acted as legal advisors to Sentio. Simpson Thacher & Bartlett LLP acted as legal advisor to KKR.

About Sentio Healthcare Properties, Inc.

Sentio Healthcare Properties, Inc. is a public, non-listed, real estate investment trust, which invests exclusively in healthcare-related real estate, and is committed to delivering strong and reliable returns to investors. The Company features a diversified portfolio of senior housing and medical properties throughout the United States. The Company's portfolio offers diversity in many areas including asset type, geographic location, operators and payor mix. The REIT is led by a team of healthcare real estate industry veterans at Sentio Investments, LLC, the REIT's advisor, with the core industry objective of tailoring a capital structure that complements the operating platform of developers and owner/operators, recognizing that each is unique in its approach and service to the healthcare industry.

About Sentio Investments, LLC

Sentio Investments, LLC is led by industry veterans committed to offering flexible real estate capital solutions for medical facility and senior housing developers and owner operators. Over the past few years, the partners have executed over $800M in healthcare investments across US markets. Collectively, Sentio principals have over 40 years of experience acquiring, asset managing, and divesting healthcare real estate.

About Kayne Anderson Real Estate Advisors

Kayne Anderson Real Estate Advisors (KAREA) is a leading real estate private equity investor in off-campus student housing, senior housing and medical office buildings. KAREA has raised dedicated real estate private equity funds totaling approximately $5 billion in commitments. KAREA is part of Kayne Anderson Capital Advisors, L.P., a $26 billion alternative investment management firm (AUM as of 3/31/17) with more than 30 years of successful experience in the energy, infrastructure, growth capital, real estate, middle market credit and distressed municipal sectors. For more information, visit http://www.kaynecapital.com/strategies/real-estate-private-equity.

About KKR

KKR is a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation at the asset level. KKR invests its own capital alongside its partners' capital and brings opportunities to others through its capital markets business. References to KKR's investments may include the activities of its sponsored funds. For additional information about KKR & Co. L.P. (NYSE:KKR), please visit KKR's website at www.kkr.com and on Twitter @KKR_Co.

Additional Information About the Merger and Where to Find It

This communication does not constitute a solicitation of materials of any vote or approval in respect of the proposed merger involving the Company or otherwise. In connection with the proposed merger, a special stockholder meeting will be announced soon to obtain stockholder approval. In connection with the proposed merger, the Company intends to file relevant materials, including a proxy statement, with the Securities and Exchange Commission (the “SEC”). Investors and security holders of the Company are urged to read the definitive proxy statement and other relevant materials when they become available because they will contain important information about the Company and the proposed transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at the Company’s website at http://www.sentiohealthcareproperties.com or by sending a written request to the Company at 189 South Orange Ave., Suite 1700, Orlando, Florida 32801, Attention: Spencer Smith.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of the Company in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed merger and their ownership of the Company’s common stock will be set forth in the proxy statement for its special meeting. Investors can find more information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its definitive proxy statement filed with the SEC on Schedule 14A on September 13, 2016.

Contacts

For Kayne Anderson Real Estate Advisors:

Jonathan Keehner / Julie Oakes

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

For Sentio:

Spencer Smith

Sentio Investments, LLC

407-999-7679

For KKR:

Kristi Huller or Cara Kleiman

212-750-8300

media@kkr.com